UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file numbers: 0-23876 and 1-03439

SMURFIT-STONE CONTAINER CORPORATION SAVINGS PLAN

JEFFERSON SMURFIT CORPORATION HOURLY SAVINGS PLAN

SMURFIT-STONE CONTAINER CORPORATION HOURLY SAVINGS PLAN

ST. LAURENT PAPERBOARD HOURLY SAVINGS PLAN

(Full title of the plans)

SMURFIT-STONE CONTAINER CORPORATION

150 North Michigan Avenue

Chicago, Illinois 60601

(Name of issuer of the securities held pursuant to the plans

And address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Smurfit-Stone Container Corporation Savings Plan

Years Ended December 31, 2008 and 2007

With Report of Independent Registered Public

Accounting Firm

Smurfit-Stone Container Corporation Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit-Stone Container Corporation Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 29, 2009

Smurfit-Stone Container Corporation Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Cash	$4,773	$42,400
Investments, at fair value	473,850,661	749,419,594
Employee contribution receivable	767,110	—
Employer contribution receivable	2,777,697	2,674,947
Net assets, at fair value	477,400,241	752,136,941

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,071,000	(691,837)
Net assets available for benefits	$478,471,241	$751,445,104

See accompanying notes.

Smurfit-Stone Container Corporation Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Additions
Interest and dividends	$19,747,514	$45,098,263
Net transfer of participant accounts from affiliated plans	—	1,219,533

Contributions:
Employees	29,215,254	31,092,654
Employer	12,109,460	12,374,864
Total additions	61,072,228	89,785,314

Deductions
Net transfer of participant accounts to affiliated plans	(945,541)	—
Withdrawals by participants	(90,960,428)	(141,897,245)
Administration expenses	(114,955)	(67,673)
Total deductions	(92,020,924)	(141,964,918)

Net realized and unrealized (depreciation) appreciation of investments	(242,025,167)	17,958,710
Net decrease	(272,973,863)	(34,220,894)

Net assets available for benefits:
Beginning of year	751,445,104	785,665,998
End of year	$478,471,241	$751,445,104

See accompanying notes.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan covering employees of Smurfit-Stone Container Enterprises, Inc. (the Company) and its adopting subsidiaries and affiliates except for (1) those employees covered by a collective bargaining agreement that provides for retirement benefits, (2) nonresident aliens, and (3) substantially all hourly employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 18, 2008, the Administrative Committee of the Smurfit-Stone Container Corporation Retirement Plans engaged a third party to evaluate whether the Smurfit-Stone Container Corporation Stock Fund (the SSCC Stock Fund), one of the investment options in the Plan, should be liquidated. In connection with the engagement, the Committee determined that it was appropriate to have the third party exercise the Committee’s fiduciary responsibilities with respect to the continued offering of the SSCC Stock Fund, and with respect to the continued holding of Smurfit-Stone Container Corporation common stock (SSCC Common Stock) in the SSCC Stock Fund. Effective as of December 31, 2008, the Plan was amended to appoint the third party as named fiduciary and investment manager, giving the third party the authority to determine the disposition of the SSCC Common Stock held by the SSCC Stock Fund. As of June 29, 2009, the third party has sold approximately 53% of the SSCC Common Stock held by the SSCC Stock Fund as of December 31, 2008. The proceeds from the sale of SSCC Common Stock were reinvested in the T. Rowe Price Blended Stable Value Fund.

On January 26, 2009, Smurfit-Stone Container Corporation (SSCC) and its U.S. and Canadian subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. On the same day, the Company’s Canadian subsidiaries also filed to reorganize under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice in Canada. Effective as of the opening of business on February 4, 2009, the Company’s common stock was delisted from the NASDAQ Global Select Market and the trading was suspended. The Company’s common stock is now quoted on the Pink Sheets Electronic Quotation Service under the ticker symbol “SSCCQ.PK.”

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Each year, participants may make elective contributions on a pretax basis or, effective April 1, 2008, on an after-tax Roth basis, from 1% to 40% of eligible compensation as defined by the Plan. Participants may also contribute up to 20% on an after-tax basis with a combined limit of 60%. The Company makes matching contributions up to the lesser of 70% of the first 6% of elective contribution deferred by a participant or half of the elective contribution limit. The Company’s matching contributions are participant-directed. All contributions are subject to applicable limitations. The Plan has an auto-enrollment feature which provides for positive enrollment of new employees who do not opt out of this feature within their first 45 days of eligibility. The default contribution percentage is 3% on a pretax basis, and the default investment is the T. Rowe Price Retirement Fund.

Effective December 16, 2008, contributions to the SSCC Stock Fund were no longer permitted. Investment elections previously designated for the SSCC Stock Fund were redirected to the T. Rowe Price Stable Value Fund.

Effective January 1, 2009, the Company will contribute an additional amount equal to 1% of each eligible employee’s eligible compensation. In addition, the matching formula was changed from 70% of the first 6% of an employee’s deferral to 100% of the first 6% of an employee’s deferral up to legal limits.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Forfeitures of nonvested amounts are used to offset employer contributions. At December 31, 2008, the Company had approximately $269,093 in forfeitures which will be used to offset future employer contributions, compared to $419,985 at December 31, 2007. During 2008, $378,755 of forfeitures was used to reduce employer contributions, compared to $439,311 during 2007.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% of the employer match each year.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds, common trust funds, or SSCC common stock. Effective December 16, 2008, contributions were no longer permitted into the SSCC Stock Fund. All contributions are participant-directed. Certain employees have a portion of their investments held in the Exxon Mobil Corporation Common Stock Fund. Contributions are no longer permitted into this fund.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, excluding the Company’s matching contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to the prime lending rate. Principal and interest are paid ratably through monthly payroll deductions.

Distributions

The balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the Exxon Mobil Corporation Common Stock Fund are distributable in shares of common stock or cash, at the participant’s election. All other distributions, including SSCC Common Stock Fund, are in cash. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported on the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Administrative Expenses

Legal expenses are generally paid by the Company, and other administrative expenses may be paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Withdrawals

Withdrawals are recorded when paid.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges.

As described in Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts, through a common collective trust (T. Rowe Price Stable Value Fund). As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the T. Rowe Price Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the T. Rowe Price Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Participant loans are valued at cost, which approximates market.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2008	2007
SSCC Common Stock Fund (11,605,739 and 4,719,390 shares of common stock)	$2,959,463	$49,836,765
Exxon Mobil Corporation Common Stock Fund (629,578 and 853,721 shares of common stock)	50,259,235	79,985,207
T. Rowe Price Equity Income Fund (3,522,106 and 3,912,423 shares of mutual fund)	60,157,575	109,939,110
T. Rowe Price Personal Strategy Balanced Fund (2,807,118 and 3,066,903 shares of mutual fund)	37,082,027	59,068,560
T. Rowe Price Blended Stable Value Fund (115,322,452 and 116,362,771 units of common trust fund)	114,251,452	117,054,607
T. Rowe Price Blue Chip Growth Fund (1,388,768 and 1,559,784 shares of mutual fund)	31,955,547	62,750,133
T. Rowe Price New Horizons Fund (1,045,525 and 1,149,804 shares of mutual fund)	18,599,896	35,080,548
Fidelity Contra Fund (636,284 and 672,840 shares of mutual fund)	28,798,207	49,191,391

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	Year Ended December 31
	2008	2007

Mutual funds	$(166,091,171)	$(1,489,003)
Common stock	(70,042,899)	18,464,630
Common trust fund	(5,891,097)	983,083
	$(242,025,167)	$17,958,710

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, for financial assets and liabilities. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1                        Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2                        Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3                        Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis are categorized in the table below based upon the level of input to the valuations.

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stocks	$53,218,698	$—	$—	$53,218,698
Mutual funds	291,330,683	—	—	291,330,683
Common trust funds	—	123,888,235	—	123,888,235
Participant loans	—	—	5,413,045	5,413,045
	$344,549,381	$123,888,235	$5,413,045	$473,850,661

The following table presents the changes in Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2008:

Participant Loans

Balance at January 1, 2008	$5,936,349
New loans issued	2,682,157
Accrued interest on deemed distributed loans	179
Loan principal repayments	(2,342,633)
Loans distributed	(752,270)
Loans transferred out to unaffiliated plans	(110,737)
Balance at December 31, 2008	$5,413,045

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$478,471,241	$751,445,104
Adjustment from contract value to fair value for fully benefit-responsive contracts	(1,071,000)	691,837
Amounts allocated to withdrawing participants	(66,366)	—
Net assets available for benefits per the Form 5500	$477,333,875	$752,136,941

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2008 and 2007, to the Form 5500:

December 31
2008

Benefits paid to participants per the financial statements	$90,960,428
Add amounts allocated to withdrawing participants	66,366
Benefits paid to participants per the Form 5500	$91,026,794

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2008, but not yet paid as of that date.

Smurfit-Stone Container Corporation Savings Plan

Notes to Financial Statements (continued)

5. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of net realized and unrealized (depreciation) appreciation in fair value of investments per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007
Net realized and unrealized (depreciation) appreciation in fair value of investments per the financial statements	$(242,025,167)	$17,958,710
Change in the adjustment from contract value to fair value for fully benefit-responsive contracts	(1,762,837)	1,738,971
Net realized and unrealized (depreciation) appreciation in fair value of investments per the Form 5500	$(243,788,004)	$19,697,681

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts. During 2008 and 2007, the Company closed facilities in conjunction with the Company’s strategic initiative plan. As a result, the Plan had a partial plan termination which results in immediate full vesting for employees terminated involuntarily.

7. Plan Tax Status

The Plan has received a determination letter from the IRS dated November 24, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination letter by the IRS, the Plan was amended. Due to the impact of the partial plan termination on the Plan, the plan sponsor is taking the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Supplemental Schedule

Smurfit-Stone Container Corporation Savings Plan

Schedule H, Line 4i — Schedule of Assets   (Held at End of Year)

EIN #36-2041256             Plan #062

December 31, 2008

Identity of Issue, Borrower,	Description of	Current
Lessor or Similar Party	Investment	Value

SSCC Common Stock Fund*	11,605,739 shares of common stock	$2,959,463

Exxon Mobil Corporation Common Stock Fund	629,578 shares of common stock	50,259,235

Morgan Stanley International Equity Fund	600,528 shares of mutual funds	6,611,815

T. Rowe Price Spectrum Income Fund*	1,776,985 shares of mutual funds	18,356,260

T. Rowe Price New Income Fund*	1,276,641 shares of mutual fund	11,017,414

T. Rowe Price Equity Income Fund*	3,522,106 shares of mutual fund	60,157,575

T. Rowe Price Personal Strategy Balanced Fund*	2,807,118 shares of mutual fund	37,082,027

T. Rowe Price New Horizons Fund*	1,045,525 shares of mutual fund	18,599,896

T. Rowe Price International Stock Fund*	1,150,913 shares of mutual fund	9,725,219

Fidelity Contra Fund	636,284 shares of mutual fund	28,798,207

Fidelity Value Fund	360,238 shares of mutual fund	14,359,096

T. Rowe Price Blended Stable Value Fund*	115,322,452 units of common trust fund	114,251,452

Equity Index Trust (S&P 500)	350,939 units of common trust fund	9,636,783

T. Rowe Price Personal Strategy Income Fund*	771,701 shares of mutual fund	9,322,143

T. Rowe Price Personal Strategy Growth Fund*	697,991 shares of mutual fund	10,400,073

T. Rowe Price Summit Cash Reserves Fund*	17,996,309 units	17,996,309

T. Rowe Price Small Capitalization Value Fund*	525,142 shares of mutual fund	12,340,825

T. Rowe Price Blue Chip Growth Fund*	1,388,768 shares of mutual fund	31,955,547

T. Rowe Price Retirement Funds	461,277 shares of mutual fund	4,608,277

Participant loans*	Interest rates range from 3.25% to 8.65% maturities through 2023	5,413,045
		$473,850,661

*Parties-in-interest.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Jefferson Smurfit Corporation Hourly Savings Plan

Years Ended December 31, 2008 and 2007

With Report of Independent Registered Public

Accounting Firm

Jefferson Smurfit Corporation Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Jefferson Smurfit Corporation Hourly Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 29, 2009

1

Jefferson Smurfit Corporation Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Cash	$920	$83,895
Investments, at fair value	55,236,597	93,375,774
Employee contribution receivable	118,272	21,387
Employer contribution receivable	100,571	56,610
Net assets, at fair value	55,456,360	93,537,666

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	136,003	(82,849)
Net assets available for benefits	$55,592,363	$93,454,817

See accompanying notes.

2

Jefferson Smurfit Corporation Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Additions:
Interest and dividends	$2,361,912	$6,235,709

Contributions:
Employees	4,260,232	5,926,226
Employer	920,034	1,362,948
Total additions	7,542,178	13,524,883

Deductions:
Net transfers of participant accounts to other plans	(439,112)	(643,093)
Withdrawals by participants	(12,476,027)	(26,857,776)
Administrative expenses	(25,382)	(4,805)
Total deductions	(12,940,521)	(27,505,674)

Net realized and unrealized (depreciation) appreciation in fair value of investments	(32,464,111)	1,405,021
Net decrease	(37,862,454)	(12,575,770)

Net assets available for benefits:
Beginning of year	93,454,817	106,030,587
End of year	$55,592,363	$93,454,817

See accompanying notes.

3

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of Jefferson Smurfit Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. On November 1, 2004, the plan sponsor, Jefferson Smurfit Corporation (U.S.), was merged into Stone Container Corporation. The name of the surviving entity was changed to Smurfit-Stone Container Enterprises, Inc. (the Company), and it became the plan sponsor. Also, because of the merger, the Federal ID number changed from 36-2659288 to 36-2041256. The plan name and plan number remain unchanged. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined-contribution plan established January 1, 1992, covering all eligible hourly employees at facilities identified with Jefferson Smurfit Corporation (U.S.) prior to the merger into the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 18, 2008, the Administrative Committee of the Smurfit-Stone Container Corporation Retirement Plans engaged a third party to evaluate whether the Smurfit-Stone Container Corporation Stock Fund (the SSCC Stock Fund), one of the investment options in the Plan, should be liquidated. In connection with the engagement, the Committee determined that it was appropriate to have the third party exercise the Committee’s fiduciary responsibilities with respect to the continued offering of the SSCC Stock Fund, and with respect to the continued holding of Smurfit-Stone Container Corporation common stock (SSCC Common Stock) in the SSCC Stock Fund. Effective as of December 31, 2008, the Plan was amended to appoint the third party as named fiduciary and investment manager, giving the third party the authority to determine the disposition of the SSCC Common Stock held by the SSCC Stock Fund. As of June 29, 2009, the third party has sold approximately 53% of the SSCC Common Stock held by the SSCC Stock Fund as of December 31, 2008. The proceeds from the sale of SSCC Common Stock were reinvested in the T. Rowe Price Blended Stable Value Fund.

On January 26, 2009, SSCC and its U.S. and Canadian subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. On the same day, the Company’s Canadian subsidiaries also filed to reorganize under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice in Canada.  Effective as of the

4

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

opening of business on February 4, 2009, the Company’s common stock was delisted from the NASDAQ Global Select Market and the trading was suspended. The Company’s common stock is now quoted on the Pink Sheets Electronic Quotation Service under the ticker symbol “SSCCQ.PK.”

Contributions

Each year, participants may contribute from 1% to 20% of eligible compensation as defined by the Plan. The Company and other affiliated participating employers within the controlled group contribute matching contributions of 0% to 50% of eligible compensation that a participant contributes to the Plan subject to maximum dollar amounts as provided by the Plan or applicable collective bargaining agreements. The Company’s matching contributions are participant-directed. All contributions are subject to applicable limitations.

Effective December 16, 2008, contributions to the SSCC Stock Fund were no longer permitted. Investment elections previously designated for the SSCC Stock Fund were redirected to the T. Rowe Price Stable Value Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the matching contribution, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Company’s matching contributions plus actual earnings thereon are vested in 20% increments after one year of service with 100% vesting after five years of service.

5

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Forfeitures of nonvested amounts are used to offset employer contributions. At December 31, 2008, the Company had approximately $6,922 in forfeitures which will be used to offset future employer contributions, compared to $15,932 at December 31, 2007. During 2008, $15,815 of forfeitures was used to reduce employer contributions, compared to $13,326 in 2007.

Distributions

The vested balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of either a lump-sum payment or installment payments. Participant balances in the SSCC Common Stock Fund are distributable in shares of SSCC common stock or cash, at the participant’s election. All other distributions are in cash. Participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds, common trust funds, or SSCC common stock. All contributions are participant-directed. Effective December 16, 2008, contributions are no longer permitted into the SSCC Stock Fund.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the statements of net assets available for benefits.

6

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Administrative Expenses

Legal expenses are generally paid by the Company, and other administrative expenses may be paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Withdrawals

Withdrawals are recorded when paid.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges.

As described in Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (T. Rowe Price Stable Value Fund). As required by the FSP, the

7

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the T. Rowe Price Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the T. Rowe Price Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value are as follows:

	December 31
	2008	2007
SSCC Common Stock Fund (1,724,523 and 760,126 shares of common stock)	$439,753	$8,026,935
T. Rowe Price Blue Chip Growth Fund (183,072 and 218,774 shares of mutual fund)	4,212,492	8,801,277
Fidelity Contra Fund (77,656 and 86,320 shares of mutual fund)	3,514,702	6,310,894
T. Rowe Price Blended Stable Value Fund (14,644,478 and 13,934,726 units of common trust fund)	14,508,475	14,017,575
T. Rowe Price New Horizons Fund (299,911 and 349,727 shares of mutual fund)	5,335,413	10,670,186
T. Rowe Price Personal Strategy Balanced Fund (386,188 and 468,376 shares of mutual fund)	5,101,550	9,020,919
T. Rowe Price Equity Income Fund (506,830 and 600,262 shares of mutual fund)	8,656,656	16,867,360

8

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	Year Ended December 31
	2008	2007

Mutual funds	$(23,119,701)	$524,842
Common stock	(8,234,047)	645,808
Common trust funds	(1,110,363)	234,371
	$(32,464,111)	$1,405,021

4. Fair Value Measurements

Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, for financial assets and liabilities. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1                           Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2                           Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3                           Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

9

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis are categorized in the table below based upon the level of input to the valuations.

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stocks	$439,753	$—	$—	$439,753
Mutual funds	38,552,363	—	—	38,552,363
Common trust funds	—	16,244,481	—	16,244,481
	$38,992,116	$16,244,481	$—	$55,236,597

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$55,592,363	$93,454,817
Adjustment from contract value to fair value for fully benefit-responsive contracts	(136,003)	82,849
Amounts allocated to withdrawing participants	—	—
Net assets available for benefits per the Form 5500	$55,546,360	$93,537,666

10

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

5. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2008 and 2007, to the Form 5500:

December 31
2008

Benefits paid to participants per the financial statements	$12,476,027
Add amounts allocated to withdrawing participants	—
Benefits paid to participants per the Form 5500	$12,476,027

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2008, but not yet paid as of that date.

The following is a reconciliation of net realized and unrealized (depreciation) appreciation in fair value of investments per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007
Net realized and unrealized (depreciation) appreciation in fair value of investments per the financial statements	$(32,464,111)	$1,405,021
Change in the adjustment from contract value to fair value for fully benefit-responsive contracts	(218,852)	203,763
Net realized and unrealized (depreciation) appreciation in fair value of investments per the Form 5500	$(32,682,963)	$1,608,784

11

Jefferson Smurfit Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts. During 2008 and 2007, the Company closed facilities in conjunction with the Company’s strategic initiative plan. As a result, the Plan had a partial plan termination which results in immediate full vesting for employees terminated involuntarily.

7. Plan Tax Status

The Plan has received a determination letter from the IRS dated November 24, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination letter by the IRS, the Plan was amended. Due to the impact of the partial plan termination on the Plan, the plan sponsor is taking the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

12

Supplemental Schedule

Jefferson Smurfit Corporation Hourly Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #36-2041256       Plan #063

December 31, 2008

Identity of Issue, Borrower,	Description of	Current
Lessor or Similar Party	Investment	Value

SSCC Common Stock Fund*	1,724,523 shares of common stock	$439,753

Morgan Stanley International Equity Fund	46,254 shares of mutual fund	509,253

T. Rowe Price Equity Income Fund*	506,830 shares of mutual fund	8,656,656

T. Rowe Price Personal Strategy Balanced Fund*	386,188 shares of mutual fund	5,101,550

T. Rowe Price New Horizons Fund*	299,911 shares of mutual fund	5,335,413

T. Rowe Price International Stock Fund*	148,590 shares of mutual fund	1,255,588

Fidelity Contra Fund	77,656 shares of mutual fund	3,514,702

Fidelity Value Fund	24,006 shares of mutual fund	956,882

T. Rowe Price Blended Stable Value Fund*	14,644,478 units of common trust fund	14,508,475

Equity Index Trust (S&P 500)	63,219 units of common trust fund	1,736,006

T. Rowe Price Personal Strategy Income Fund*	100,598 shares of mutual fund	1,215,226

T. Rowe Price Personal Strategy Growth Fund*	118,466 shares of mutual fund	1,765,140

T. Rowe Price Summit Cash Reserves Fund*	2,692,605 units	2,692,605

T. Rowe Price Spectrum Income Fund*	131,927 shares of mutual fund	1,362,807

T. Rowe Price Blue Chip Growth Fund*	183,072 shares of mutual fund	4,212,492

T. Rowe Price New Income Fund*	68,828 shares of mutual fund	593,986

T. Rowe Price Retirement Funds	76,887 shares of mutual fund	723,858

T. Rowe Price Small Capitalization Fund*	27,924 shares of mutual fund	656,205
		$55,236,597

*Parties-in-interest.

13

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Smurfit-Stone Container Corporation Hourly Savings Plan

Years Ended December 31, 2008 and 2007

With Report of Independent Registered Public

Accounting Firm

Smurfit-Stone Container Corporation Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Smurfit-Stone Container Corporation Hourly Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 29, 2009

1

Smurfit-Stone Container Corporation Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Cash	$2,552	$11,015
Investments, at fair value	150,689,764	225,349,574
Employee contribution receivable	349,807	258,963
Employer contribution receivable	251,174	261,438
Net assets, at fair value	151,293,297	225,880,990

Adjustment from fair value to contract value for fully benefit-responsive contracts	457,636	(265,818)
Net assets available for benefits	$151,750,933	$225,615,172

See accompanying notes.

2

Smurfit-Stone Container Corporation Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Additions:
Interest and dividends	$6,167,642	$12,812,681

Contributions:
Employees	13,897,035	14,415,964
Employer	3,273,668	3,391,940
Total additions	23,338,345	30,620,585

Deductions:
Net transfer of participant accounts to affiliated plans	(781,382)	(333,944)
Withdrawals by participants	(19,587,060)	(23,776,488)
Administrative expenses	(45,373)	(8,178)
Total deductions	(20,413,815)	(24,118,610)

Net realized and unrealized (depreciation) appreciation in fair value of investments	(76,788,769)	3,095,201
Net (decrease) increase	(73,864,239)	9,597,176

Net assets available for benefits:
Beginning of year	225,615,172	216,017,996
End of year	$151,750,933	$225,615,172

See accompanying notes.

3

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of the Smurfit-Stone Container Corporation Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan covering all eligible hourly employees of the Smurfit-Stone Container Enterprises, Inc. (the Company) and its adopting subsidiaries and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 18, 2008, the Administrative Committee of the Smurfit-Stone Container Corporation Retirement Plans engaged a third party to evaluate whether the Smurfit-Stone Container Corporation Stock Fund (the SSCC Stock Fund), one of the investment options in the Plan, should be liquidated. In connection with the engagement, the Committee determined that it was appropriate to have the third party exercise the Committee’s fiduciary responsibilities with respect to the continued offering of the SSCC Stock Fund, and with respect to the continued holding of Smurfit-Stone Container Corporation common stock (SSCC Common Stock) in the SSCC Stock Fund. Effective as of December 31, 2008, the Plan was amended to appoint the third party as named fiduciary and investment manager, giving the third party the authority to determine the disposition of the SSCC Common Stock held by the SSCC Stock Fund. As of June 29, 2009, the third party has sold approximately 53% of the SSCC Common Stock held by the SSCC Stock Fund as of December 31, 2008. The proceeds from the sale of SSCC Common Stock were reinvested in the T. Rowe Price Blended Stable Value Fund.

On January 26, 2009, Smurfit-Stone Container Corporation (SSCC) and its U.S. and Canadian subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. On the same day, the Company’s Canadian subsidiaries also filed to reorganize under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice in Canada.  Effective as of the opening of business on February 4, 2009, the Company’s common stock was delisted from the NASDAQ Global Select Market and the trading was suspended. The Company’s common stock is now quoted on the Pink Sheets Electronic Quotation Service under the ticker symbol “SSCCQ.PK.”

4

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Each year, participants may contribute on a pretax basis from 1% to 25% of eligible compensation up to the maximum amount permitted by the Internal Revenue Code (the Code) and subject to the other limitations included in various supplements to the plan document.   Effective December 16, 2008, contributions to the SSCC Stock Fund were no longer permitted. Investment elections previously designated for the SSCC Stock Fund were redirected to the T. Rowe Price Stable Value Fund.

The Company contributes, on behalf of each participant who is eligible to share in employer contributions, a matching contribution equal to a percentage of each participant’s deferred compensation, subject to various limitations outlined in supplements to the plan document. The Company’s matching contributions are participant-directed.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% increments after each year of service.

Forfeitures

Forfeitures of nonvested amounts are used to offset future employer contributions. At December 31, 2008, the Company had approximately $21,185 in forfeitures which will be used to offset future employer contributions, compared to $17,145 at December 31, 2007. During 2008, $17,898 of forfeitures was used to reduce employer contributions, compared to $21,271 during 2007.

5

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various trusteed mutual funds, common trust funds, and SSCC common stock. All contributions are participant directed. Effective December 16, 2008, contributions were no longer permitted into the SSCC Stock Fund.

Distributions

The vested balance in a participant’s account is distributable upon termination of the participant’s employment for any reason, including death, retirement, permanent disability, resignation, or dismissal. The distribution will be made in the form of a lump-sum payment or in two or more installments as elected by the participant. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported on the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Administrative Expenses

Legal expenses are generally paid by the Company, and other administrative expenses may be paid by the Plan.

6

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Withdrawals

Withdrawals are recorded when paid.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges.

As described in Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (T. Rowe Price Stable Value Fund). As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the T. Rowe Price Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the T. Rowe Price Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

7

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value are as follows:

	December 31
	2008	2007
T. Rowe Price Personal Strategy Balanced Fund (1,214,511 and 1,354,647 shares of mutual fund)	$16,043,696	$26,090,499
T. Rowe Price Equity Income Fund (1,455,094 and 1,637,794 shares of mutual fund)	24,853,008	46,022,025
T. Rowe Price Blue Chip Growth Fund (994,195 and 1,188,449 shares of mutual fund)	22,876,418	47,811,300
T. Rowe Price Blended Stable Value Fund (49,277,076 and 44,709,000 units of common trust fund)	48,819,440	44,974,818
Fidelity Contra Fund (155,329 and 175,713 shares of mutual fund)	7,030,173	12,846,377

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	Year Ended December 31
	2008	2007

Mutual funds	$(59,384,388)	$2,479,370
Common stock	(16,420,948)	461,202
Common trust funds	(983,433)	154,629
	$(76,788,769)	$3,095,201

4. Fair Value Measurements

Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, for financial assets and liabilities. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements.

8

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The standard describes three levels of inputs that may be used to measure fair value:

Level 1         Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2         Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3         Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis are categorized in the table below based upon the level of input to the valuations.

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stocks	$2,031,039	$—	$—	$2,031,039
Mutual funds	98,365,891	—	—	98,365,891
Common trust funds	—	50,292,834	—	50,292,834
	$100,396,930	$50,292,834	$—	$150,689,764

9

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$151,750,933	$225,615,172
Adjustment from contract value to fair value for fully benefit-responsive contracts	(457,636)	265,818
Amounts allocated to withdrawing participants	(72,390)	—
Net assets available for benefits per the Form 5500	$151,220,907	$225,880,990

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2008 and 2007, to the Form 5500:

December 31
2008

Benefits paid to participants per the financial statements	$19,587,060
Add amounts allocated to withdrawing participants	72,390
Benefits paid to participants per the Form 5500	$19,659,450

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2008, but not yet paid as of that date.

10

Smurfit-Stone Container Corporation Hourly Savings Plan

Notes to Financial Statements (continued)

5. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of net realized and unrealized (depreciation) appreciation in fair value of investments per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007
Net realized and unrealized (depreciation) appreciation in fair value of investments per the financial statements	$(76,788,769)	$3,095,201
Change in the adjustment from contract value to fair value for fully benefit-responsive contracts	(723,454)	638,267
Net realized and unrealized (depreciation) appreciation in fair value of investments per the Form 5500	$(77,512,223)	$3,733,468

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts. During 2008 and 2007, the Company closed facilities in conjunction with the Company’s strategic initiative plan. As a result, the Plan had a partial plan termination which results in immediate full vesting for employees terminated involuntarily.

7. Plan Tax Status

The Plan has received a determination letter from the IRS dated November 24, 2008, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination letter by the IRS, the Plan was amended. Due to the impact of the partial plan termination on the Plan, the plan sponsor is taking the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

11

Supplemental Schedule

Smurfit-Stone Container Corporation Hourly Savings Plan

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN #36-2041256               Plan #043

December 31, 2008

Identity of Issue, Borrower,	Description of	Current
Lessor or Similar Party	Investment	Value

SSCC Common Stock Fund*	7,964,857 shares of common stock	$2,031,039

Morgan Stanley International Equity Fund	104,673 shares of mutual fund	1,152,454

T. Rowe Price Equity Income Fund*	1,455,094 shares of mutual fund	24,853,008

T. Rowe Price Personal Strategy Balanced Fund*	1,214,511 shares of mutual fund	16,043,696

T. Rowe Price New Horizons Fund*	167,576 shares of mutual fund	2,981,171

T. Rowe Price International Stock Fund*	146,283 shares of mutual fund	1,236,092

Fidelity Contra Fund	155,329 shares of mutual fund	7,030,173

Fidelity Value Fund	49,243 shares of mutual fund	1,962,825

T. Rowe Price Blended Stable Value Fund*	49,277,076 units of common trust fund	48,819,440

Equity Index Trust (S&P 500)	53,656 units of common trust fund	1,473,394

T. Rowe Price Personal Strategy Income Fund*	170,707 shares of mutual fund	2,062,142

T. Rowe Price Personal Strategy Growth Fund*	174,083 shares of mutual fund	2,593,844

T. Rowe Price Summit Cash Reserves Fund*	7,033,721 units	7,033,721

T. Rowe Price Spectrum Income Fund*	329,150 shares of mutual fund	3,400,121

T. Rowe Price Blue Chip Growth Fund*	994,195 shares of mutual fund	22,876,418

T. Rowe Price New Income Fund*	200,564 shares of mutual fund	1,730,870

T. Rowe Price Retirement Funds	128,551 shares of mutual fund	1,281,601

T. Rowe Price Small Capitalization Fund*	90,543 shares of mutual fund	2,127,755

		$150,689,764

*Parties-in-interest.

12

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

St. Laurent Paperboard Hourly Savings Plan

Years Ended December 31, 2008 and 2007

With Report of Independent Registered Public

Accounting Firm

St. Laurent Paperboard Hourly Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Smurfit-Stone Container Corporation Retirement Plans

We have audited the accompanying statements of net assets available for benefits of St. Laurent Paperboard Hourly Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 29, 2009

1

St. Laurent Paperboard Hourly Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value	$25,995,041	$38,632,116
Employee contribution receivable	79,372	33,200
Employer contribution receivable	42,175	30,911
Net assets, at fair value	26,116,588	38,696,227

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	38,860	(21,347)
Net assets available for benefits	$26,155,448	$38,674,880

See accompanying notes.

2

St. Laurent Paperboard Hourly Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Additions:
Interest and dividends	$1,059,356	$2,564,550
Net transfer of participant accounts from affiliated plans	254,806	—

Contributions:
Employees	2,436,395	2,614,697
Employer	460,802	503,729
Total additions	4,211,359	5,682,976

Deductions:
Net transfer of participant accounts to affiliated plans	—	(247,211)
Withdrawal by participants	(3,317,858)	(2,237,954)
Administrative expenses	(6,393)	(1,817)
Total deductions	(3,324,251)	(2,486,982)

Net realized and unrealized (depreciation) appreciation in fair value of investments	(13,406,540)	454,923
Net (decrease) increase	(12,519,432)	3,650,917

Net assets available for benefits:
Beginning of year	38,674,880	35,023,963
End of year	$26,155,448	$38,674,880

See accompanying notes.

3

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of the St. Laurent Paperboard Hourly Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. St. Laurent Paperboard (U.S.), Inc. was the plan sponsor until July 31, 2003. Effective July 31, 2003, St. Laurent Paperboard (U.S.), Inc. merged into Stone Container Corporation. Stone Container Corporation assumed the role of plan sponsor effective July 31, 2003. On November 1, 2004, Stone Container Corporation’s name was changed to Smurfit-Stone Container Enterprises, Inc. (the Company), and it continues to be the plan sponsor. The Federal ID number, plan name, and plan number all remain unchanged. The Company is a wholly owned subsidiary of Smurfit-Stone Container Corporation (SSCC).

General

The Plan is a defined-contribution plan covering all eligible hourly employees at facilities identified with St. Laurent Paperboard (U.S.), Inc. prior to the merger into the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 18, 2008, the Administrative Committee of the Smurfit-Stone Container Corporation Retirement Plans engaged a third party to evaluate whether the Smurfit-Stone Container Corporation Stock Fund (the SSCC Stock Fund), one of the investment options in the Plan, should be liquidated. In connection with the engagement, the Committee determined that it was appropriate to have the third party exercise the Committee’s fiduciary responsibilities with respect to the continued offering of the SSCC Stock Fund, and with respect to the continued holding of Smurfit-Stone Container Corporation common stock (SSCC Common Stock) in the SSCC Stock Fund. Effective as of December 31, 2008, the Plan was amended to appoint the third party as named fiduciary and investment manager, giving the third party the authority to determine the disposition of the SSCC Common Stock held by the SSCC Stock Fund. As of June 29, 2009, the third party has sold approximately 53% of the SSCC Common Stock held by the SSCC Stock Fund as of December 31, 2008. The proceeds from the sale of SSCC Common Stock were reinvested in the T. Rowe Price Blended Stable Value Fund.

On January 26, 2009, SSCC and its U.S. and Canadian subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. On the same day, the Company’s Canadian subsidiaries also filed to reorganize under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice in Canada.

4

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Effective as of the opening of business on February 4, 2009, the Company’s common stock was delisted from the NASDAQ Global Select Market and the trading was suspended. The Company’s common stock is now quoted on the Pink Sheets Electronic Quotation Service under the ticker symbol “SSCCQ.PK.”

Contributions

Each year, participants may contribute from 1% to 20% of eligible compensation, as defined by the Plan, depending on the amount permitted for the particular location. The Company makes a matching contribution in varying amounts depending on the location where the participant is employed. The Company’s matching contributions are invested according to participant direction. All contributions are subject to applicable limitations.

Effective December 16, 2008, contributions to the SSCC Stock Fund were no longer permitted. Investment elections previously designated for the SSCC Stock Fund were redirected to the T. Rowe Price Stable Value Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of service, vesting in 20% of the employer match each year.

Investment Options

Upon enrollment in the Plan, the participant may direct contributions into various mutual funds, common trust funds, and SSCC common stock. All contributions are participant-directed. Effective December 16, 2008, contributions are no longer permitted into the SSCC Stock Fund.

5

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Forfeitures of nonvested employer contributions are used to reduce future employer contributions. At December 31, 2008, the Company has approximately $27,908 in forfeitures which will be used to offset future employer contributions, compared to $56,000 at December 31, 2007. During 2008, $30,911 was used to reduce employer contributions, compared to $0 during 2007.

Distributions

Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installments. Participant balances in the SSCC Common Stock Fund are distributable in shares of SSCC common stock or cash, at the participant’s election. All other distributions are in cash. Inactive participants who have attained the age of 70 1/2 receive distributions in accordance with the Internal Revenue Service (IRS) minimum required distribution rules.

Participant Loans

Prior to 2008, participants at certain locations, depending on the terms of the collective bargaining agreement, were permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the statements of net assets available for benefits.

6

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Administrative Expenses

Legal expenses are paid by the Company, and other administrative expenses may be paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Withdrawals

Withdrawals are recorded when paid.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value as determined by the trustee based upon quoted market prices. Common stock is based on closing stock prices on national stock exchanges.

As described in Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (T. Rowe Price Stable Value Fund). As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully

7

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

benefit-responsive investment contracts. The fair value of the Plan’s interest in the T. Rowe Price Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the T. Rowe Price Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value are as follows:

	December 31
	2008	2007
T. Rowe Price Blue Chip Growth Fund (115,458 and 114,021 shares of mutual fund)	$2,656,690	$4,587,066
T. Rowe Price Spectrum Income Fund (187,865 and 195,425 shares of mutual fund)	1,940,648	2,386,137
T. Rowe Price Equity Income Fund (197,549 and 210,558 shares of mutual fund)	3,374,137	5,916,683
T. Rowe Price Blended Stable Value Fund (4,184,323 and 3,590,454 units of common trust fund)	4,145,462	3,611,802
T. Rowe Price New Horizons Fund (72,710 and 70,632 shares of mutual fund)	1,293,506	2,154,978
Fidelity Contra Fund (86,847 and 95,780 shares of mutual fund)	3,930,696	7,002,505
Fidelity Value Fund (27,917 and 29,217 shares of mutual fund)	1,112,787	2,191,570
T. Rowe Price Summit Cash Reserves Fund (1,313,042 and 1,163,502 share of mutual fund)	1,313,042	1,163,502

8

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	Year Ended December 31
	2008	2007

Mutual funds	$(12,057,138)	$376,535
Common stock	(1,100,789)	41,626
Common trust funds	(248,613)	36,762
	$(13,406,540)	$454,923

4. Fair Value Measurements

Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, for financial assets and liabilities. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1         Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2         Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3         Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy the Plan investment assets and investment liabilities at fair value. As required by SFAS No. 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

9

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Investments measured at fair value on a recurring basis are categorized in the table below based upon the level of input to the valuations.

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stocks	$133,428	$—	$—	$133,428
Mutual funds	21,212,007	—	—	21,212,007
Common trust funds	—	4,567,627	—	4,567,627
Participant loans	—	—	81,979	81,979
	$21,345,435	$4,567,627	$81,979	$25,995,041

The following table presents the changes in Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2008:

Participant Loans

Balance at January 1, 2008	$108,920
New loans issued	—
Accrued interest on deemed distributed loans	116
Loan principal repayments	(39,028)
Loans transferred in from unaffiliated plans	20,062
Loans transferred out to unaffiliated plans	(8,091)
Balance at December 31, 2008	$81,979

10

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$26,155,448	$38,674,880
Adjustment from contract value to fair value for fully benefit-responsive contracts	(38,860)	21,347
Net assets available for benefits per the Form 5500	$26,116,588	$38,696,227

The following is a reconciliation of net realized and unrealized (depreciation) appreciation in fair value of investments per the financial statements to the Form 5500:

	Year Ended December 31
	2008	2007
Net realized and unrealized (depreciation) appreciation in fair value of investments per the financial statements	$(13,406,540)	$454,923
Change in the adjustment from contract value to fair value for fully benefit-responsive contracts	(60,207)	53,146
Net realized and unrealized (depreciation) appreciation in fair value of investments per the Form 5500	$(13,466,747)	$508,069

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

11

St. Laurent Paperboard Hourly Savings Plan

Notes to Financial Statements (continued)

7. Plan Tax Status

The Plan has received a determination letter from the IRS dated November 24, 2008, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

12

Supplemental Schedule

St. Laurent Paperboard Hourly Savings Plan

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN #54-1850745                 Plan #001

December 31, 2008

Identity of Issue, Borrower,	Description of	Current
Lessor or Similar Party	Assets	Value

SSCC Common Stock Fund*	523,245 shares of common stock	$133,428

Morgan Stanley International Equity Fund	48,208 shares of mutual fund	530,765

T. Rowe Price Blended Stable Value Fund*	4,184,323 units of common trust fund	4,145,462

T. Rowe Price Blue Chip Growth Fund*	115,458 shares of mutual fund	2,656,690

T. Rowe Price International Stock Fund*	101,953 shares of mutual fund	861,503

T. Rowe Price New Horizons Fund*	72,710 shares of mutual fund	1,293,506

T. Rowe Price Personal Strategy Bal Fund*	70,600 shares of mutual fund	932,628

T. Rowe Price Equity Income Fund*	197,549 shares of mutual fund	3,374,137

Fidelity Value Fund	27,917 shares of mutual fund	1,112,787

Fidelity Contra Fund	86,847 shares of mutual fund	3,930,696

Equity Index Trust (S&P 500)	15,374 units of common trust fund	422,165

T. Rowe Price Personal Strategy Income Fund*	60,868 shares of mutual fund	735,280

T. Rowe Price Personal Strategy Growth Fund*	76,017 shares of mutual fund	1,132,650

T. Rowe Price Summit Cash Reserves Fund*	1,313,042 units	1,313,042

T. Rowe Price Spectrum Income Fund*	187,865 shares of mutual fund	1,940,648

T. Rowe Price New Income Fund*	50,217 shares of mutual fund	433,377

T. Rowe Price Small Capitalization Value Fund*	24,993 shares of mutual fund	587,327

T. Rowe Price Retirement Funds	45,257 shares of mutual fund	376,971

Participant loans*	Loans to participants, bearing interest at 4% to 9.5%, maturities through 2019	81,979
		$25,995,041

*Party-in-interest.

13

SIGNATURES

The Plans.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Smurfit-Stone Container Corporation Savings Plan

Jefferson Smurfit Corporation Hourly Savings Plan

Smurfit-Stone Container Corporation Hourly Savings Plan

St. Laurent Paperboard Hourly Savings Plan

Date	June 29, 2009	/S/ Paul K. Kaufmann
Paul K. Kaufmann
Member, Administrative Committee of the
Smurfit-Stone Container Corporation Retirement Plans